SMIC Introduces Independently Developed 38nm NAND Process Technology

SHANGHAI, Sept. 10, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) announced the readiness of 38nm NAND Flash process technology, making it the only foundry to manufacture NAND products for its customers. This process platform has been independently developed in its entirety by SMIC. With this offering, SMIC leads the way in serving the growing demand in specialty memory fabless customers with high-quality low-density NAND Flash products.

NAND Flash is the fastest growing non-volatile memory (NVM) product in recent years. The 38nm NAND Flash technology targets diversified high volume specialty applications, such as embedded products, mobile computing, TV and STB (Set-top Box). Customers are also leveraging this technology to address SPI (Serial Peripheral Interface) NAND market as well as the increasing usage of IoT related products. SMIC’s successful launch of 38nm NAND Flash technology helps customers to meet the growing demands of this market both in China and globally.

“SMIC has developed a series of specialty NOR flash platform from 130nm down to 65nm in the past. Through the dedicated and methodical effort of SMIC’s R&D team, we have achieved an important diversification in offering 38nm NAND. This will serve as a solid foundation for us to move forward on the development of more advanced nodes such as 2x/1xnm and 3D NAND Flash process technology. SMIC is committed to drive advanced NAND Flash for fabless customers that meet high quality standards,” said Dr. Shiuh-Wuu Lee, Executive Vice President of Technology Development of SMIC.

“This important milestone has great strategic significance not only to SMIC, but also to our specialty memory customers and partners. For our customers, SMIC solidifies the commitment and capabilities on advanced non-volatile memory technology development. In addition, it demonstrates SMIC’s capability to establish a leading position in selective market segments,” said Dr. Tzu-Yin Chiu, Chief Executive Officer & Executive Director of SMIC.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

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SMIC Contact Information:

English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

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Jane Tang
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